SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04002623

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Catalina Avenue, Suite 201
(No. and Street)

Pasadena, (City) CA (State) 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Rubin, CPA Novogradac & Company, LLP (415) 356-8000

George Russo, CS Securities, Inc. (616) 683-3352

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Novogradac & Company, LLP
(Name – *if individual, state last, first, middle name*)

246 First St., 5th Floor (Address) San Francisco, CA (City) (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CS Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Chief Financial Officer

Title

Notary Public

RONALD KADONAGA
Commission # 1452162
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Copy of the most Recent Part II A filed (electronically)

CS SECURITIES, INC.
TABLE OF CONTENTS
For the years ended December 31, 2003 and 2002

Independent Auditors' Report 3

Financial statements:

- Statements of financial condition 4
- Statements of operations 5
- Statements of changes in stockholder's equity 6
- Statements of cash flows 7
- Notes to financial statements 8-9

Supplemental information to the financial statements:

- Reconciliations of net capital and computations of net capital under Rule 15c3-1 Schedule I 11
- Reconciliations of net capital per audited and unaudited focus reports Schedule II 12
- Exemptions from customer protection Rule 15c3-3 13
- Independent auditors' report on internal accounting control required by SEC Rule 17a-5 14-15

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of CS Securities, Inc.:

We have audited the accompanying statements of financial condition of CS Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CS Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
February 19, 2004

CS SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current assets:		
Cash	$ 26,288	$ 58,387
Total current assets	26,288	58,387
Total assets	$ 26,288	$ 58,387
LIABILITIES AND PARTNERS' CAPITAL		
Current liabilities		
Accounts payable	$ 400	$ 38,400
Common stock, $.10 cents par value; 100,000 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	15,888	9,987
Total stockholder's equity	25,888	19,987
Total liabilities and stockholder's equity	$ 26,288	$ 58,387

see notes to financial statements

CS SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2003 and 2002

	2003	2002
REVENUE		
Consulting	$ 1,471,796	$ 1,309,515
Interest income	464	1,127
Total revenue	1,472,260	1,310,642
EXPENSES		
Consulting fees	1,443,068	1,303,000
Accounting and legal	10,175	8,700
General and administrative	11,691	5,897
Taxes and insurance	625	1,662
Miscellaneous	-	29
Total operating expenses	1,465,559	1,319,288
Net income (loss) before provision for state income taxes	6,701	(8,646)
Provision for state income taxes	(800)	(800)
Net income (loss)	$ 5,901	$ (7,846)

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the years ended December 31, 2003 and 2002

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2002	100,000	$ 10,000	$ 17,833	$ 27,833
2002 net loss	-	-	(7,846)	(7,846)
Balance, December 31, 2002	100,000	10,000	9,987	19,987
2003 net income	-	-	5,901	5,901
Balance, December 31, 2003	100,000	$ 10,000	$ 15,888	$ 25,888

see notes to financial statements

CS SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 5,901	$ (7,846)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in accounts receivable	-	305,221
Decrease in accounts payable	(38,000)	(262,000)
Net cash provided by (used in) operating activities	(32,099)	35,375
Cash at beginning of year	58,387	23,012
Cash at end of year	$ 26,288	$ 58,387
Supplemental disclosure of cash flow information:		
Income taxes paid	$ 800	$ 800

see notes to financial statements

1. Organization

CS Securities, Inc. ("CSS"), a California S-Corporation, was formed on January 18, 1996 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. CSS's purpose, as a licensed broker-dealer, is to act as a finder in connection with real estate holding companies' liquidation of real estate holdings. In addition, CSS may also structure and sell private offerings on a best efforts basis to institutional investors only.

CSS is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i). CSS is a member of the National Association of Securities Dealers, Inc.

CSS is a member of the Securities Investor Protection Corporation ("SIPC"). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of significant accounting policies

Method of accounting
CSS prepares its financial statements on the accrual basis of accounting consistent with generally accepted accounting principles. CSS's year end for tax and financial reporting purposes is December 31.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition
Consulting revenue is recognized at the completion of sales transactions or the trade date.

3. Net capital

CSS does not receive or hold customer securities or cash. As a result, the minimum net capital required by the Securities and Exchange Commission under Rule 15c3-1 is the greater of $5,000 or 6.67% of aggregate indebtedness, as defined. As of December 31, 2003 and 2002, CSS had net capital of $25,362 and $18,819, and required net capital of $5,000.

4. S-corporation status

CSS has elected under the Internal Revenue Code to be an S-corporation. An S-corporation does not pay federal income tax and pays state income tax at a rate of 1.5% with a minimum franchise tax of $800. In lieu of corporation income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the corporation's taxable income. As of December 31, 2003 and 2002, CSS has one shareholder.

5. Related party transactions

William Chadwick is 100% sole shareholder of CSS. Mr. Chadwick is also 100% sole shareholder of Chadwick & Company ("CC") and has a 41.25% interest in Chadwick Saylor & Co., Inc. ("CSC"). CC and CSC charge CSS for consulting fee expense. In 2003 and 2002, CSS paid $1,443,068 and $1,303,000 of consulting fee expense related to services provided by CC and CSC. As of December 31, 2003 and 2002, $0 and $38,000 of consulting fees were outstanding, respectively. The 2002 fees were paid in 2003. Also, as of December 31, 2003 and 2002, $400 was payable for miscellaneous expenses. CSS engages CC and CSC as its primary provider of financial consulting and due diligence services.

SUPPLEMENTAL INFORMATION

CS SECURITIES, INC.
RECONCILIATIONS OF NET CAPITAL AND
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
SCHEDULE I
For the years ended December 31, 2003 and 2002

	2003	2002
Total Stockholder's equity at end of year	$ 25,888	$ 19,987
Adjustments:		
Non-allowable assets	(526)	(1,168)
Net capital	$ 25,362	$ 18,819
Aggregate indebtedness ("AI")		
Total liabilities in statement of financial condition	$ 400	$ 38,400
Computation of basic net capital requirement:		
Minimum net capital required (6.67% of AI)	$ 27	$ 2,561
Minimum dollar net capital required	$ 5,000	$ 5,000
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 20,362	$ 13,819
Excess of net capital at 1,000% (net capital - 10% of AI)	$ 25,322	$ 14,979
Percentage of aggregate indebtedness to net capital	1.58%	204.05%

CS SECURITIES, INC.

RECONCILIATIONS OF NET CAPITAL PER AUDITED

AND UNAUDITED FOCUS REPORTS

SCHEDULE II

For the years ended December 31, 2003 and 2002

	2003	2002
Net capital per unaudited FOCUS report	$ 25,362	$ 18,820
Audit and other adjustments	-	(1)
Net capital per auditors' computations	$ 25,362	$ 18,819

CS SECURITIES, INC.
EXEMPTIONS FROM CUSTOMER PROTECTION RULE 15c3-3
For the years ended December 31, 2003 and 2002

Exemptive provision:

In the opinion of management, CS Securities, Inc. is exempt from the provisions of Rule 15c3-3 in that CS Securities does not receive, hold or otherwise perform custodial functions relating to customer securities.

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of CS Securities, Inc.:

In planning and performing the audits of the financial statements of CS Securities, Inc. ("CSS") for the years ended December 31, 2003 and 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CSS that we considered relevant to the objectives stated in rule 17a-5(g)-1 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by CSS in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because CSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of CSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which CSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure, practices and procedures to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CSS's practices and procedures were adequate as of December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealer, Inc., and should not be used for any other purpose.

San Francisco, California
February 19, 2004

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (●) Alternate ( ) [0011]

Name of Broker Dealer: CS SECURITIES, INC. [0013]

SEC File Number: 8- 49225 [0014]

Address of Principal Place of Business: 11601 WILSHIRE BLVD [0020]

LOS ANGELES [0021] CA [0022] 90025 [0023]

Firm ID: 40685 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: George M. Russo [0030] Phone: 310-268-6620 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (●) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	26,288 [0200]		26,288 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	26,288 [0540]	0 [0740]	26,288 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	400 [1205]	[1385]	400 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		400 [1230]	0 [1450]	400 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	10,000 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	15,888 [1794]
E. Total	25,888 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	25,888 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	26,288 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:	
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b. **Commissions on listed option transactions**	[3938]
	c. **All other securities commissions**	[3939]
	d. **Total securities commissions**	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. **From market making in options on a national securities exchange**	[3945]
	b. **From all other trading**	[3949]
	c. **Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	679,243 [3975]
8.	Other revenue	159 [3995]
9.	Total revenue	679,402 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	85,000 [4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses	575 [4195]
15.	Other expenses	602,461 [4100]
16.	Total expenses	688,036

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-8,634 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-8,634 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	12,574 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	[4335A2]	[4335B]
8-____ [4335C]	[4335C2]	[4335D]
8-____ [4335E]	[4335E2]	[4335F]
8-____ [4335G]	[4335G2]	[4335H]
8-____ [4335I]	[4335I2]	[4335J]

D. (k) ☑ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		25,888 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		25,888 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		25,888 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	0 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		25,888 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	[3734]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
Money Market Funds [3736A]	526 [3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	526 [3736]	-526 [3740]
10. Net Capital		25,362 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	26 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	20,362 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	25,322 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		400 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts (List)**		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	400 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 2 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0		

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2003 [8005] and ending 12/31/2003 [8006]

SEC File Number: 49225 [8011]

Firm ID: 40685

1. Name of Broker Dealer: CS SECURITIES, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	N/A [8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes ○ No ● [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes ○ No ● [8074]

5. Respondent makes markets in the following securities:
   - (a) **equity securities** Yes ○ No ● [8075]
   - (b) **municipals** Yes ○ No ● [8076]
   - (c) **other debt instruments** Yes ○ No ● [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes ○ No ● [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ○ No ● [8079]

8. Respondent carries its own public accounts: Yes ○ No ● [8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	**Public customer accounts**	0 [8080]
(b)	**Omnibus accounts**	0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	**Direct Mail (New York Stock Exchange Members Only)**	☐ [8086]
(b)	**Self Clearing**	☐ [8087]
(c)	**Omnibus**	☐ [8088]
(d)	**Introducing**	☐ [8089]
(e)	**Other**	☐ [8090]
(f)	**Not Applicable**	☑ [8091]

12. Yes ○ No ◉ [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	**American**	☐ [8120]
(2)	**Boston**	☐ [8121]
(3)	**CBOE**	☐ [8122]
(4)	**Midwest**	☐ [8123]
(5)	**New York**	☐ [8124]
(6)	**Philadelphia**	☐ [8125]
(7)	**Pacific Coast**	☐ [8126]
(8)	**Other**	☐ [8129]

13. Employees:

(a)	**Number of full-time employees**	0 [8101]
(b)	**Number of full-time employees registered representatives employed by respondent included in 13(a)**	0 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ Estimate ◯

(a) **equity securities transactions effected on a national securities exchange** [8107]

(b) **equity securities transactions effected other than on a national securities exchange** [8108]

(c) **commodity, bond, option, and other transactions effected on or off a national securities exchange** [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◉ No ◯ [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19. Yes ◯ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) **Name of parent or affiliate** [8131]

(c) **Type of institution** [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ◯ No ◉ [8113]

21. Yes ◯ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) **Name of parent** [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ◯ No ◉ [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ◯ No ◉ [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

CS SECURITIES, INC.

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

For the years ended December 31, 2003 and 2002

with

Report of Independent Auditors